Exhibit 99.1

Procaps Group Announces Appointment of Jose Antonio Vieira as Chief Executive Officer Starting 2024

MIAMI, USA – BARRANQUILLA, COL – November 22, 2023 – Procaps Group (NASDAQ: PROC) (“Procaps”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, announced today a strategic leadership transition as Ruben Minski, founder and CEO of Procaps prepares to transition from the role of Chief Executive Officer to focus exclusively on his role as Executive Chairman of the Board, and the appointment of Jose Antonio Vieira as the new Chief Executive Officer of Procaps Group. The transition will be effective January 15, 2024.

After over 45 years of visionary leadership and dedicated service, Ruben Minski has played a pivotal role in Procaps’ growth and success, transforming it into a global leader in pharmaceutical innovation. Under his guidance, Procaps has achieved numerous milestones, and positively impacting countless lives.

The Board of Directors expresses its deep gratitude to Ruben Minski for his unwavering commitment and outstanding leadership throughout the years. The decision to transition to the role of Executive Chairman reflects a thoughtful and deliberate succession planning process, as previously announced in February this year.

“It has been a privilege to serve as CEO of Procaps for the past 45 years. I look forward to focusing only on my role as Executive Chairman of the Board, where I can continue to contribute to the company´s strategic direction”, said Ruben Minski.

In his role as Executive Chairman of the Board, Ruben Minski will continue to provide strategic guidance, drawing upon his wealth of experience and industry knowledge. This transition underscores Procaps’ commitment to sustained success and its dedication to delivering value to shareholders.

The Board welcomes Mr. Vieira to Procaps. José Antonio brings a wealth of experience in the international pharmaceutical industry, including Latin America and a proven track record of strategic leadership. With his broad experience in the healthcare sector, we believe he is poised to lead Procaps into its next phase of growth.

“I´m very pleased to have Mr. Vieira joining Procaps. His knowledge, experience and leadership will certainly help us move to our next development phase, as we continue to strengthen our operations and focus on profitability and growth.” said Ruben Minski, Executive Chairman of the Board of Directors.

Mr. Vieira has over 30 years of experience in the pharmaceutical market, having worked for companies such as Novartis, Abbvie and AstraZeneca in Brazil, Portugal, Australia, New Zealand and the United Kingdom. He started his career at Novartis, where he held various commercial positions in Brazil and Portugal and later was appointed as Country President for Brazil. He also worked for Allergan Brazil as General Manager. Later on, he joined AstraZeneca Brazil as Country President and held a similar position for Australia and New Zealand, and later was appointed as Global Commercial VP in London. He also worked for Abbvie in Brazil and in 2018 he joined Patria Investimentos as Operating Partner responsible for healthcare companies such as Natulab, Víncula and Farmácias Independentes, where he serves as Chairman of the Board. He is also a member of the Board of Directors of Elfa Medicamentos, where he previously served as CEO for nearly three years.

Mr. Vieira holds a degree in Economics from Fundação Armando Alvares Penteado in São Paulo, Brazil, with MBA from Business School São Paulo and Advanced Management Program for Senior Leaders from Harvard Business School. He is currently completing another MBA with a focus on private equity, venture capital and start-up investments at FGV in São Paulo. Jose will be based in the company´s headquarters in Barranquilla, Colombia.

“I´m honored with this new challenge and I am eager to lead the next chapter of Procaps as CEO. Procaps is a unique company with tremendous potential. I am excited about the opportunity to lead this exceptional team and build upon the legacy of innovation and excellence established by Ruben. Together with the talented individuals at Procaps, we will continue to advance our mission of improving lives through pharmaceutical solutions”, said Jose Antonio Vieira.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,500 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

IR Director - Procaps Group

ir@procapsgroup.com

investor.procapsgroup.com

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projections on Mr. Vieira’s expected future performance as well as the expected benefits to be achieved by the appointment of Mr. Vieira as chief executive officer, and there can be no assurance that any such projections or benefits underlying the appointment of Mr. Vieira as chief executive officer will be obtained. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.